U.S. SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                            FORM 12b-25
                                    NOTIFICATION OF LATE FILING

                                                 (Check One):

[ X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                  For Period Ended:     December 31, 1999

                  [ ] Transition Report on Form 10-K or Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q [or Form 10-QSB] [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  Part I- Registrant Information


GSE Systems, Inc.
Full Name of Registrant

Fomer Name if Applicable

9189 Red Branch Rd.
Address of Principal Executive Office (Street and Number)

Columbia, Maryland  21045
City, State and Zip Code

                  Part II---Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by the Rule 12b-25(c ) has been attached if applicable.

                  Part III- Narrative
The Company prepared its Form 10-K and related exhibits using the Microsoft Word software package. The Word document was finalized by noon on March 30, 2000, the filing due date. However, when the document was loaded into the EDGAR reporting system, the following problems were encountered with the formatting:

o All of the Consolidated Financial Statements and tables presented in the Notes to Consolidated Statements and other sections of the 10-K were unreadable and had to be reconstructed manually within EDGAR.

o The margins for every paragraph of every document had to be reset in EDGAR. (The Form 10-K is approximately 220 pages, including exhibits.)

o Numerous characters such as apostrophes, quotation marks, and copyright marks were not readable by the EDGAR program and had to be deleted or retyped. (The total number of these errors exceeded EDGAR'S count capability)

The administrator who was responsible for loading the document into EDGAR had no previous experience with the reporting system. Despite working on the document for 12 hours on March 30, 2000 trying to meet the reporting deadline, we were not able to resolve all of the reporting format issues until the afternoon of March 31, 2000, whereupon the Form 10-K was filed electronically with the SEC. Upon discussions with our auditors, we have subsequently learned that approximately 85% of their clients send this document to an outside source for formatting prior to loading it into EDGAR.

                  Part IV Other Information

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.
       Jeffery G. Hough             410-772-3600

(2)  Have all other periodic reports required under Section       [X] Yes [ ] No
     13 or 15(d)  of  the  Securities  Exchange  Act  of
     1934  or  Section  30 of the Investment Company Act of
     1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

(3)  Is it anticipated that any significant  change in results    [ ] Yes [X] No
     of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonalbe estimate of the results cannot be made.


                                GSE Systems, Inc.
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 31, 2000                        By: /s/ JEFFERY G. HOUGH
                                                     Jeffery G. Hough
                                                     Senior Vice President
                                                     and Chief Financial Officer